United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

VOTORANTIM CELULOSE E PAPEL S.A	ARACRUZ CELULOSE S.A.
Publicly Held Company	Publicly Held Company
CNPJ nº 60.643.228/0001-21	CNPJ nº 42.157.511/0001-61
NIRE: 35.300.022.807	NIRE: 32.300.025.897

MATERIAL EVENT NOTICE

Management of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) and ARACRUZ CELULOSE S.A. (“Aracruz”), pursuant to CVM Instruction no. 358/02, and further to the Material Event Notice published on January 20, 2009, inform that the stock swap merger of Aracruz shares into VCP, when approved, will only confer appraisal rights upon shareholders who, on January 20, 2009, were holders of common or class A preferred shares of Aracruz, in an amount corresponding to the book value of their shares.

Holders of preferred shares of VCP or class B preferred shares of Aracruz, including VCP preferred shares and Aracruz class B preferred shares in the form of ADRs of each company, respectively, will not have appraisal rights, because both classes of shares meet certain liquidity and market dispersion criteria set forth in section II of article 137 of Law no. 6,404/76, which provision does not extend appraisal rights to classes of shares meeting the liquidity and market dispersion criteria set forth therein.

São Paulo, April 17, 2009.
Votorantim Celulose e Papel S.A.	Aracruz Celulose S.A.
Paulo Prignolato	Marcos Grodetzky
Investor Relations Director	Investor Relations Director

This notice is not an offer to sell securities in the United States. Any offers to sell securities referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer